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                          UNITED STATES                     OMB APPROVAL
                SECURITIES AND EXCHANGE COMMISSION    OMB Number:      3235-0058
                      WASHINGTON, D.C. 20549          Expires:  January 31, 2002
                                                      Estimated average burden
                            FORM 12B-25               hours per response....2.50

                   NOTIFICATION OF LATE FILING             SEC FILE NUMBER


                                                            CUSIP NUMBER
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
(Check One): [ ] Form 10-K     [ ] Form 20-F    [ ] Form 11-K    [X] Form 10-Q    [ ] Form N-SAR

         For Period Ended: September 30, 2000
         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR
         For the Transition Period Ended:
                                         ---------------------------------------

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

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Full Name of Registrant

                        Firearms Training Systems, Inc.
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Former Name if Applicable

                                      N/A
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Address of Principal Executive Office (Street and Number)

                   7340 McGinnis Ferry Road/Suwanee, GA 30024
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]      (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
         (c)  The accountant's statement or other exhibit required by Rule
              12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

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                                         POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF
(ATTACH EXTRA SHEETS IF NEEDED)          INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND
                                         UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.
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PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

          John A. Morelli                 770                    622-3337
     --------------------------       -----------           ------------------
               (Name)                 (Area Code)           (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
     identify report(s).                                           [X]Yes  [ ]No

     ---------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                                      [X]Yes  [ ]No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

================================================================================

                       Firearms Training Systems, Inc.
             --------------------------------------------------
                (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date   11/14/00                           By /s/ John A. Morelli
    ----------------                        ------------------------------------

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

---------------------------------ATTENTION--------------------------------------
INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                     VIOLATIONS (SEE 18 U.S.C. 1001).
--------------------------------------------------------------------------------


                         GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).

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                                     [LOGO]


FIREARMS TRAINING SYSTEMS, INC.
RESPONSES TO FORM 12B-25
FOR THE PERIOD ENDED: SEPTEMBER 30, 2000


PART III - NARRATIVE

The Company is unable to complete its Quarterly Report for the quarter ended September 30, 2000 on Form 10-Q without unreasonable effort and expense. The Company is currently reviewing its financial accounting and disclosures related to its recent debt restructuring and will need additional time to complete its 10-Q due to the complexity of the transaction.



PART IV - QUESTION 3

As a result of reduced revenues for the quarter and six month periods ended September 30, 2000 the Company expects to report a materially greater loss for those periods compared with the same periods of the prior fiscal year.


                                   FATS, INC.
7340 McGinnis Ferry Road, Suwanee (Atlanta), GA 30024 USA -- Tel (770) 813-0180
                               Fax (770) 622-3505
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 U.S. MILITARY Tel: (770) 813-0729 - Fax: (770) 622-3501  U.S. LAW ENFORCEMENT
Tel: (770) 813-0583 - Fax (770) 622-3501  INTERNATIONAL Tel: (770) 813-0755 -
                              Fax: (770) 622-3501

       HUNTER & SPORTS TRAINING Tel: (770) 813-0742 - Fax: (770) 622-3501
   CUSTOMER SERVICE Tel: (800) 344-6771 - Fax: (770) 813-1918 HUMAN RESOURCES
                 Tel: (770) 813-1950 - Fax: (770) 622-3502